Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

Source: Pasqal Holding SAS

August 10, 2026 08:00 ET

Pasqal Brings Qubit Control On-Chip – Advancing the Path to Fault-Tolerant Quantum Computing at Scale

Achieved with Aeponyx, a subsidiary of Pasqal acquired less than 18 months ago, the milestone clears one of the central hardware barriers on the path to fault-tolerant, industrial-scale quantum computers

PARIS, Aug. 10, 2026 (GLOBE NEWSWIRE) -- Pasqal, a global leader in neutral-atom quantum computing, today announced what it, to its knowledge, believes to be a world-first: the trapping of individual atoms using laser light generated by a photonic integrated circuit (PIC). Achieved with Aeponyx, Pasqal believes this milestone demonstrates a new scalable approach to qubit control supporting future large-scale FTQC quantum processors.

Neutral-atom quantum computers rely on highly focused laser beams, known as optical tweezers, to trap and control individual atoms that serve as qubits. As Pasqal pursues machines with more than 10,000 atoms and 100 logical qubits, one of the primary engineering challenges is the growing complexity of optical hardware, which today often requires large free-space optical benches. This advancement addresses this challenge by moving critical optical functions onto a photonic chip.

“Building quantum computers that excel commercially means building hardware that delivers industry leading performance and can be manufactured in a scalable way,” said Wasiq Bokhari, Chief Executive Officer, Pasqal. “By moving qubit control onto a photonic chip, we removed what we believe to be one of the biggest barriers to scale - and we did it within 18 months of acquiring Aeponyx. We are very proud of our team for achieving this milestone.”

In the demonstration, Pasqal generated four optical traps through a single photonic chip and used them to hold four individual rubidium atoms inside a quantum processing unit - what Pasqal believes is the first time trapping light delivered from a photonic chip has held atoms on a neutral-atom quantum computer. The work is part of a broader development program to generate, route and control laser light directly on-chip. In testing, the photonic-chip architecture reproduced atom trapping with performance in line with Pasqal’s existing bulk-optics systems, including atom lifetimes of approximately 27.5 seconds. Pasqal believes the result validates integrated photonics as a viable building block for future neutral-atom processors, without sacrificing the quality of qubit control.

Co-developed with Aeponyx’s silicon-nitride photonics expertise, the platform is designed to shrink the optical footprint of future processors by as much as 50 times and to open a practical route to large-scale manufacturing, an expected advantage as the industry moves from prototypes to production.

Pasqal will work to scale the photonic architecture toward the compact systems required for fault-tolerant, industrial-scale quantum computing, with a long-term target of more than 10,000 atoms and 100 logical qubits.

The milestone illustrates Pasqal’s efforts to beat the forefront of the race to fault-tolerant quantum computing and its strategy of owning the critical hardware layers of its stack, turning targeted moves like the Aeponyx acquisition into measurable technical and commercial advances.

About Pasqal

Pasqal is a global leader in delivering practical quantum computing at scale utilizing neutral atom technology and dedicated software for industry, science, and governments. Since its founding in 2019, Pasqal has leveraged Nobel Prize winning research to build high-performance quantum systems and cloud-ready software designed to address complex challenges in optimization, simulation, and artificial intelligence.

Headquartered in France, Pasqal employs approximately 300 people and serves over 25 clients and partners, including Saudi Aramco, LG Electronics, Crédit Agricole CIB, CMA CGM, OVHcloud, Thales, IBM (Pasqal is part of the IBM Quantum Network), and Sumitomo.

Backed by more than USD 300 million in total funding from leading international investors, Pasqal is pursuing a listing on Nasdaq in partnership with Bleichroeder Acquisition Corp. II (Nasdaq: BBCQ) and is accelerating the adoption of scalable, high-performance quantum computing worldwide.

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events and the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”).

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 with the SEC, which was declared effective by the SEC on August 5, 2026 (as subsequently amended, the “Registration Statement”), and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and certain other related documents have been mailed to Bleichroeder shareholders as of August 4, 2026, the record date established for voting on the proposed transaction, in connection with Bleichroeder’s solicitation for proxies for the vote by Bleichroeder’s shareholders in connection with the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder has sent to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Shareholders of Bleichroeder may obtain copies of these documents (when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Contacts

Investors

investors@pasqal.com

Media

pr@pasqal.com

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